Filed by The Nasdaq Stock Market, Inc. pursuant to
Rule 425 under the Securities Act of 1933, as
amended, and deemed
filed pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934, as amended.

Subject Company: OMX AB
(Commission File No. 132-02618)

Below is the transcript of a call held by The Nasdaq Stock Market, Inc. with investors at 11:45 a.m. on Monday, August 20, 2007.

Operator: Good day everyone and welcome to the NASDAQ to Discuss Its Announced Review of Alternatives to Divest Its Stake in the London Stock Exchange Group plc Conference Call. Today’s call is being recorded. For opening remarks and introductions, I would like to turn the conference over to Vince Palmiere. Please go ahead, sir.

Vince Palmiere, Vice President, Investor Relations

Thank you operator. Good morning and thank you for joining us today. Joining me on the line are Bob Greifeld, President and Chief Executive Officer; and David Warren, our Chief Financial Officer. If you haven’t done so already, you can access this morning’s press release on the NASDAQ Investor Relations and NASDAQ newsroom website at www.NASDAQ.com. Following Bob’s remarks, we’ll open up the line for Q&A. However I do want to emphasize that this call is only scheduled for 30 minutes and this may limit a number of questions that we can take. If you have any follow-up questions after the call, you can always contact me at 212-401-8742.

Before we begin, I’d like to remind you that certain statements in the prepared presentation and during the subsequent Q&A period may relate to future events and expectations, and as such constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

I urge you to read the full disclosure statement concerning such forward-looking statements in our press release and other factors detailed in the company’s Form 10-K and periodic reports filed with the SEC.

And with that, I’ll turn the call over to Bob.

Robert Greifeld, President and Chief Executive Officer

Thank you, Vince, and I’d like to extend everybody a warm thank you for joining us on such short notice. We did want to reach out to all our investors at the same time. We know that you have a busy schedule and it’s been certainly a period of high volume in the market. So I will comment that has been wonderful for us on an operational and a financial basis. But we will respect your time today and limit the call today to 30 minutes. I’ll keep these remarks very short and we use bulk of the call to take your direct questions.

We announced today that our Board has authorized the share of our 31% of the London Stock Exchange to be put out for a strategic review. We believe that the market has continuously discounted the valuable holdings and I believe it is in the best interest to explore strategic options for this stake. We hired JPM and UBS to advise us on this initiative, and they are already in touch with a number of the interested parties. I am not at this point in a position today to comment on the type of investor we will ultimately sell our shares to, but we have no preconceived notions at this point. We will do what is in the best interest of our shareholders.

As you may know the value of our stake in the LSE has risen since we have accumulated our shares and the foreign exchange rate has certainly worked in our favor. We will use the proceeds from this sale to pay down our senior debt, which we are required to do, then use the remaining proceeds to buy back our shares. We think our shares are significantly undervalued and trade at a discount and this represents a very good use of our capital.

As a result of this share buyback and paying down of debt, we estimate this will increase our standalone earnings per share for 2008 by approximately 30 to $0.35. I would like to say a few words about the OMX merger. We are fully committed to our merger with OMX, which has been approved by both of our boards. We have been in an intensive integration planning mode for nearly three months, working to evaluate the best ways to build a truly global company, one that can be a winner in the consolidation of exchanges. Our bid represents the best long-term value for our shareholders, and most importantly the OMX shareholders.

All you have to do is pick up a newspaper in Sweden, where I am today, and you’ll see the support we are getting from the financial community. They understand our vision and our goals and see how the combination of these two companies is a very exciting one.

As I said, I am here in Sweden – Sweden with my counterpart Magnus B?cker, and I am also meeting with leaders of the business community as well as OMX shareholders. This is just one of the series of meetings we’ve had with these groups, and we’ve learned a lot from this dialogue. It is my goal to sit down with the OMX shareholders and talk through our bid in the context of the current environment and determine to how best meet their needs.

We’ve said we will be flexible with regard to the terms of our offer and that we have the financial resources to be flexible. If and when we would change the terms of our offer, we must and will communicate that to the whole market simultaneously. I do, however, want to point out one clear focus. We will maintain our M&A discipline with respect to both the price and the terms of our offer. I think those of you who have invested with NASDAQ know that we’ve had this discipline in all our activities, and in no way, shape, or form will it change in the days, weeks, and months to come.

With that, I would like to turn it over to questions.

QUESTION AND ANSWER SECTION

Operator: Thank you. [Operator Instructions]. And we’ll go first with Patrick Pinschmidt with Merrill Lynch.

Q – Patrick Pinschmidt

Good morning, Bob.

A – Robert Greifeld

How are you doing there, Patrick?

Q – Patrick Pinschmidt

Good. How are you?

A – Robert Greifeld

I’m pretty good.

Q – Patrick Pinschmidt

Just following up on your comment here on maintaining your financial discipline; does that mean — can I interpret that to mean that you are committed to delivering an accretive deal within 18 months?

A – Robert Greifeld

I think that’s a fair comment, Patrick. Our ground rule is the deals have to accrete within 12 months of closing. But for larger, more strategic deals, we will stretch the timeframe out, but not so far that we have to really guess the future, the unknowable future. So the timeframe you specified is certainly within the range we’d be comfortable with.

Q – Patrick Pinschmidt

Okay. And then, just one quick follow-up, in terms of potential new strategic opportunities in the wake of any sale of the LSE stake, I mean, I guess, before you might have been a little timid about going after the LSE’s marketplace. Does this present new opportunities for you in terms of organic growth in the London market?

A – Robert Greifeld

Yes.

Q – Patrick Pinschmidt

Would you care to elaborate or —

A – Robert Greifeld

I cannot at this point. But I would say this that we have opportunities that are really clear and present that we obviously at NASDAQ with our great operational expertise are keen on pursuing and we will.

Q – Patrick Pinschmidt

Okay. Thank you.

Operator: We’ll go next to Rich Repetto with Sandler O’Neill.

Q – Richard Repetto

Good morning Bob.

A – Robert Greifeld

How are you doing there, Rich?

Q – Richard Repetto

Doing okay. I was just wondering, first, what led up to the decision to pursue the potential sale?

A – Robert Greifeld

Well, I think, Rich, it’s really a myriad of factors. The driving factor is that we came to a conclusion that it was going to be impossible for us to have the full value of the LSE stake reflected in our market cap. So we fought the good fight with that for six months, but we didn’t see any progress happening on that front.

If you back out the LSE stake from our earnings, you see the P/E is just a kind of ridiculously low level. So we needed to get that out of our way. It certainly was in certain ways a source of constraint going forward. Other factors that have all come to play, different elements of it, is we’ve made tremendous gains with respect to our competition against New York. We want that to be our front and center story. And with this stake, we really just could not get the attention on that that we certainly desired. So I think those were probably the two driving factors.

Q – Richard Repetto

Okay.

A – Robert Greifeld

I would also admit that there is a siren song to having a large gain that would represent a multiple years’ worth of accretion and the ability to realize that gain in a relatively short period of time. We are not immune to that kind of pressure.

Q – Richard Repetto

Exactly. And then, I would just ask you, Bob, I know you had to think long and hard in how you voted in regard to the Borsa Italiana — the LSE-Borsa Italiana deal. And I believe you conferred and had a pretty good, what do you call it, intelligence on how other people are going to bid. And, I guess, the question is, is it the communications with these holders of the LSE, has that helped you, give you any inclination on this liquidation of the stake?

A – Robert Greifeld

Well, we certainly had the opportunity to talk to other holders with respect to the Borsa vote. But I would say, while those conversations were certainly substantial and meaningful, didn’t impact us so much in this environment.

Q – Richard Repetto

Okay. And my last question, I think, Magnus is on, is he available to ask a question of?

A – Robert Greifeld

No, I don’t believe he is on right now, no.

Q – Richard Repetto

Okay. Well, then, I guess, I’ll ask you. I am just wondering under the Swedish rules there, is there anything materially different in how they would protect, how they look at shareholder value? Is there anything — is weight given more towards — from your view on what is looked at as a strategic value or even what the Board looks as the more beneficial deal? Just trying to compare the corporate governance there and the corporate governance here.

A – Robert Greifeld

Yeah. Rich, I am not entirely comfortable commenting on those rules because a lot of it is hard to directly quantify. But I would just point to the fact that there are two very competing — two very different competing bids. Our bid is primarily stock. It’s a belief in the long-term future of the combined company. And also we, as you know, Rich, have a long history of good governance both on the corporate side and providing true transparency, and that’s a little bit different than working with a government-owned enterprise. So, I think, these are all real factors and I think they are all processing through the system here in Sweden.

Q – Richard Repetto

Okay. And then, I think, it might be good if David just reminded us what the cost base is of the LSE. And that’s all I have. Thanks.

A – David Warren

Yeah. I mean our average price is about 11 pounds [inaudible] prior calls.

Q – Richard Repetto

That’s with the currency gain?

A – David Warren

Yes.

Q – Richard Repetto

But the currency gains have already been filtered through the income statement, is that or —

A – David Warren

No. No currency gains have been filtered through. The unrealized gain, the mark-to-market is with respect to the appreciation in fair value as well as currency.

Q – Richard Repetto

Great. Thanks.

A – David Warren

Okay.

Operator: We’ll go next to Roger Freeman with Lehman Brothers.

Q – Roger Freeman

Hi. Good morning Bob and David.

A – Robert Greifeld

How are you doing?

Q – Roger Freeman

Good. Thanks. So, I guess, with respect to the LSE, or the potential LSE sale, had you already talked to other potential buyers before deciding to go a more public route here?

A – Robert Greifeld

We spoke to one or two potential buyers in a very informal basis. In a real sense, the process is starting today.

Q – Roger Freeman

Okay. Had the decision already been made to do this before the vote on Borsa Italiana?

A – Robert Greifeld

I don’t know. The decision by the Board was made within the last two weeks.

Q – Roger Freeman

Okay.

A – Robert Greifeld

This obviously had been spoken about before then.

Q – Roger Freeman

Right. Okay. And did you — you talked about it in terms of that the public — this market hasn’t recognized the market value of the stake in the LSE. What — how important was any consideration about any potential you had for ultimately doing a deal with LSE after the OMX deal? Did you conclude at some point that that was just not going to be feasible at any time in the future?

A – Robert Greifeld

I would say it this way. We see that the European competitive landscape will change and change quite dramatically in the years to come. And it’s certainly our opinion that that exchange landscape will not be reflected in the market capitalization of the existing European players for quite some time. So, I think you, could assume that that was probably a guiding force in our analysis.

Q – Roger Freeman

Okay. And then, I guess, with respect to OMX, just a couple of quick questions here. So you’re over there, I mean, you’ve obviously been meeting with some shareholders. Any thoughts you can share with us in terms of conversations you had about how they are looking at the two bids, and how they are considering the rival offers?

A – Robert Greifeld

Well, I would say from the conversations that we have had, there obviously is a strong preference for the NASDAQ approach, the stock-based approach combined entity will strengthen the Nordic region and be a enhanced player on the European stage as domestic rules come into play. And that opinion, I think, is almost unanimously held with these Swedish shareholders.

Q – Roger Freeman

Okay. Last question, just going back to Patrick’s from earlier. If you are looking to have an accretive deal within 18 months and you potentially could revise the terms of the offer, does that mean that you’ve identified in the process here additional synergies that would make you comfortable to be able to do that?

A – Robert Greifeld

I think the comment today is that we are meeting with the investors. We’re going to take the input from them. We’ll take that under consideration, and then guide us with respect to our bid, whether it changes or not. And that’s the process we’re in. So...

Q – Roger Freeman

Okay.

A – Robert Greifeld

We have worked with the OMX team now for several months on integration planning. The organizational chart is mapped out. The assignments are given out in terms of who has to do what, where, and the only comment I’d say is we’re more comfortable today with respect to the synergies that we gave out than we were at the time of the deal announcement. Both organizations have a long and proud history of under-promising and over-delivering.

Q – Roger Freeman

Thanks for the comment.

Operator: We’ll go next to Mike Vinciquerra with BMO Capital Markets.

Q – Michael Vinciquerra

Good afternoon, Bob. I just wanted to know, I know you can’t comment specifically on your potential buyers, but are there any types of buyers that you would not be willing to sell the position to, i.e. strategic buyers, competitors of yours?

A – Robert Greifeld

No.

Q – Michael Vinciquerra

Everything is open in other words?

A – Robert Greifeld

Yes.

Q – Michael Vinciquerra

For the right premium? Okay. Do you guys already have a share buyback plan approved, or is that in the process now for when you actually get these funds?

A – David Warren

It would be part of the process.

Q – Michael Vinciquerra

Okay. And did you assume, David, I guess, buyback when you guys came up with the $0.30 to $0.35 in accretion on this deal?

A – David Warren

Did we assume a buyback in that number? Yes.

Q – Michael Vinciquerra

Okay. And can you share, or is it impossible to share at this point how much you’ve presumed in getting to that number?

A – David Warren

I think the analysis — I mean one of the reasons why a range is given is that the analysis obviously has sensitivity around a couple of different inputs. So, we modeled it on a number of different markets — some different market conditions with respect to the price we’ve received for the shares and the price of our own shares. We’re comfortable with the range.

Q – Michael Vinciquerra

Okay, fair enough. That’s it from me. Thanks guys.

A – David Warren

Thank you.

Operator: We’ll go next to Edward Ditmire with Fox-Pitt, Kelton.

Q – Edward Ditmire

Thanks for having my call guys. I have a quick question. Is your view on the overall debt capacity of the combined NASDAQ, OMX Company in line with your prior statement since the OMX, NASDAQ merger agreement was announced or have developments in the credit markets influenced your view on this at all?

A – David Warren

Yeah. We still have committed financing for the OMX transaction as it’s currently proposed, and we feel that that capacity would be there. I think what we’re finding is, is that there’re still good credits and good stories still makes sense and are getting financing. I think it’s too early to say whether that would come at some adjustments to price. But the fact of the matter is we still feel comfortable with the financing that we have arranged for this transaction.

Q – Edward Ditmire

I guess what I was getting at is, is it possible that a change in your bid could include additional cash and debt that would bring you up to the prior level of debt, including both the new OMX debt and the existing debt that you had on your balance sheet but now you plan on paying down? Is it still safe to assume that the same total number of debt is something that’s well within your capacity?

A – David Warren

Bob, I think you may want to jump in here. I think what we’re...

A – Robert Greifeld

Yeah, I think the question is somewhat meaningless in that we’re not guided by our debt capacity; we’re guided by how we can provide returns to shareholders in a short period of time. So, I think we would never approach our debt capacity post-selling of the London stake to complete an OMX transaction.

Q – Edward Ditmire

Okay. Thank you.

A – David Warren

Right, exactly.

Operator: We’ll go next to Ken Worthington with JPMorgan.

Q – Kenneth Worthington

Hi, good afternoon. What are your expectations in terms of selling LSE? Do you feel that a premium is achievable? Is it par? Or is there a scenario in which you’d be willing to sell at a discount?

A – Robert Greifeld

Well, we certainly believe a premium is justified and we think a large one is justified. So, we’ll see what comes.

Q – Kenneth Worthington

Okay. And you’ve got, based on the last six months or so, you feel that there are buyers out there willing to pay the premium?

A – Robert Greifeld

We believe there are buyers out there, and we believe a premium is justified and we will see how the process develops. We’ve started it obviously just a couple of hours ago.

Q – Kenneth Worthington

Okay. And is there a scenario where you’d actually accept a discount?

A – Robert Greifeld

I would say we have not contemplated that at this point in time, and we would evaluate it when we’re faced with that situation.

Q – Kenneth Worthington

Okay, perfect. And I’ll try this one too. Dubai is interested in OMX, NASDAQ is interested in OMX. Has there been any consideration paid to maybe the three exchanges getting together either merger, JV [joint venture], MoU [memorandum of understanding], anything like that?

A – Robert Greifeld

Not at this point in time.

Q – Kenneth Worthington

Okay, great. Thank you very much.

Operator: We’ll go next to Chris Allen with Banc of America.

Q – Chris Allen

Hey guys, can you hear me?

A – David Warren

Yes, we can.

A – Robert Greifeld

Yes.

Q – Chris Allen

Just on your EPS accretion, the 30 to $0.35, does that include the loss of dividends from LSE?

A – David Warren

Yes, it does.

Q – Chris Allen

And then Bob, you just mentioned that a premium is justified for the LSE stake. Are you talking relative to the share price now?

A – Robert Greifeld

Yes.

Q – Chris Allen

And if so, I mean just thinking back to the history of your bid for LSE, you’re willing to be flexible on the OMX stake. Why weren’t you willing to be a little bit more flexible in terms of your view and valuation of the LSE stake?

A – Robert Greifeld

Well, one is, with the OMX asset, it has a unique position on the exchange landscape. We’re certainly very excited about the technology businesses and the customer base it has. We think technology business will have strong growth to it as more exchange or exchange like participants enter into a deregulated marketplace really around the planet. We also see that the technology business of OMX has great opportunity for margin improvement. The margin today is quite low. The OMX team on the technology side is doing a wonderful job, but they are supporting multiple platforms. As we collectively embark on platform rationalization, we think we’ll see a very nice increase in the margin and an increase in the revenue based upon the marketplace. So, we see that opportunity. We also see that from a opportunity to grow the revenue base on a par pan-European basis inclusive of opportunities in London, we see larger upside. And we also don’t see the OMX transaction business being as directly threatened in the short and the medium term by efforts such as Project Turquoise.

Q – Chris Allen

Okay. Thanks a lot.

Operator: We’ll go next to Bob Rutschow with Deutsche Bank.

Q – Robert Rutschow

Hi, good afternoon. I guess the question is, for me, is what would cause you to retain the LSE stake at this point? It sounds like you’re talking about it as a done deal, but under what circumstances would you retain the stake?

A – Robert Greifeld

Well, we do approach it with a strong degree of confidence that there will be different bidders surfacing to get this asset. So, we’re not at this point contemplating where it doesn’t work, but the obvious answer is that if the price is too low then we’ll evaluate at that point in time.

Q – Robert Rutschow

Does your own share price come into the equation as well, like if NASDAQ stock goes up to whatever you think is the fair value, would you consider retaining it then?

A – Robert Greifeld

Consider what?

Q – Robert Rutschow

Retaining the LSE stake if — I mean, you must feel that there is some sort of fair value price in the NASDAQ stock which includes the LSE stake.

A – Robert Greifeld

Right. But that would be somewhat a dangerous game. If our stock went up because we thought — people thought we were going to sell the LSE stake and then didn’t, you might reasonably assume the stock to go back down. So, I don’t see that circumstance happening.

Q – Robert Rutschow

Can you give us a timetable in terms of the evaluation period and when you would expect to have results?

A – Robert Greifeld

Yeah. I mean, we don’t have an exact timeframe in mind, but clearly within the next month or so, I think is reasonable.

Q – Robert Rutschow

A month or so for the decision?

A – Robert Greifeld

Well, when the decision — I think the execution would happen soon after that.

Q – Robert Rutschow

Okay. Thank you.

Operator: And we’ll go next to Melissa Moran with Thomas Weisel Partners.

Q – Melissa Moran

Hi. I was wondering if you could just remind us really quickly what the regulatory approval process is for the OMX acquisition and just specifically, which different entities need to give approval and evaluate the deal?

A – Robert Greifeld

I am here with Ed Knight, the General Counsel.

A – Edward Knight

Yes. We had to make application in seven different jurisdictions for a change in control of the exchanges in those jurisdictions. That’s Iceland, Finland, Denmark, Sweden and the three Baltic states. We’re well advanced in that process and are receiving — hope to have the process finished within a month or so.

Q – Melissa Moran

And could you just talk a little bit about what are some of the factors that they are looking at in terms of approval?

A – Edward Knight

The general issue is the question of whether or not the NASDAQ Stock Market is a fit and proper steward of the respective exchange assets in those seven jurisdictions. So, look at our governance structure, they look at the individuals who manage the market and our Board.

Q – Melissa Moran

Okay, great. Thank you.

A – David Warren

Yeah, Vince, it’s David. I think if am remembering Bob’s schedule, we’re really coming up on our stop time here.

A – Robert Greifeld

Yes.

A – David Warren

So I think we probably are going to need to end it if Bob needs to get to his next meeting on time.

Vince Palmiere, Vice President, Investor Relations

Okay, operator. I think that we are going to have to wrap it up here.

Robert Greifeld, President and Chief Executive Officer

All right. I thank everybody for their time again on such short notice with such busy markets, and we see this as a positive development for NASDAQ. Anytime you can come to your investors and state that you expect to increase EPS by $0.30 to $0.35 it should we perceived as a good day. NASDAQ has had an outstanding year so far. Our growth has accelerated in the third quarter here. We have record market share in NYSE listings almost every day. And I just do want to remind again our investors that we will proceed with discipline in all our activities, and I think we all know what those disciplines are with respect to acquisitions. So, I thank you for your time.

Operator: This does conclude today’s conference. Thank you for your participation. You may disconnect at this time.

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Cautionary Note Regarding Forward-Looking Statements

Information set forth in this communication contains forward-looking statements, which involve a number of risks and uncertainties. OMX and NASDAQ caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the Offer, the proposed business combination transaction involving NASDAQ and OMX, including estimated revenue and cost synergies, the Combined Group’s plans, objectives, expectations and intentions and other statements that are not historical facts. Additional risks and factors are identified in NASDAQ’s filings with the U.S. Securities Exchange Commission (the “SEC”), including its Report on Form 10-K for the fiscal year ending December 31, 2006 which is available on NASDAQ’s website at http://www.nasdaq.com and the SEC’s website at SEC’s website at www.sec.gov. and in OMX’s filings with the Swedish Financial Supervisory Authority (Sw. Finansinspektionen) (the “SFSA”) including its annual report for 2006, which is available on OMX’s website at http://www.omxgroup.com. The parties undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Notice to OMX shareholders

While the Offer is being made to all holders of OMX shares, this document does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of OMX or an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of Nasdaq in any jurisdiction in which the making of the Offer or the acceptance of any tender of shares therein would not be made in compliance with the laws of such jurisdiction. In particular, the Offer is not being made, directly or indirectly, in or into Australia, Canada, Japan or South Africa. While NASDAQ reserves the right to make the Offer in or into the United Kingdom or any other jurisdiction pursuant to applicable exceptions or following appropriate filings and prospectus or equivalent document publication by NASDAQ in such jurisdictions, pending such filings or publications and in the absence of any such exception the Offer is not made in any such jurisdiction.

Additional Information About this Transaction

On August 7, 2007, NASDAQ filed with the SEC a Registration Statement on Form S-4 that includes a preliminary proxy statement of NASDAQ that also constitutes a prospectus of NASDAQ. Investors and security holders are urged to read the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus when it becomes available, as well as other applicable documents regarding the proposed business combination transaction , because those documents contain, or will contain, important information. You may obtain a free copy of those documents and other related documents filed by NASDAQ with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus and the other documents may also be obtained for free by accessing NASDAQ’s website at http://www.nasdaq.com and OMX’s website at http://www.omxgroup.com.

NASDAQ and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NASDAQ stockholders in respect of the transactions described in this communication. You can find information about NASDAQ’s executive officers and directors in NASDAQ’s definitive proxy statement filed with the SEC on April 20, 2007. You can obtain free copies of these documents and of the proxy statement prospectus from NASDAQ by accessing NASDAQ’s website at http://www.nasdaq.com. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.